Exhibit 99.1

ARC Resources Ltd. Announces Fourth Quarter and Year-end 2016 Results as It Increases Capital Investment in ARC's Multi-year, Large-scale Development Projects at Dawson, Parkland/Tower, and Sunrise

CALGARY, Feb. 8, 2017 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its fourth quarter 2016 operating and financial results. Fourth quarter production averaged 117,611 boe per day, net income was $167.0 million (net income of $0.47 per share), and funds from operations totaled $188.5 million ($0.53 per share). ARC's consolidated financial statements and notes ("financial statements"), as well as ARC's Management's Discussion and Analysis ("MD&A") for the years ended December 31, 2016 and 2015, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended			Twelve Months Ended
	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
FINANCIAL
(Cdn$ millions, except per share and boe amounts and shares outstanding)
Net income (loss)	28.3	167.0	(55.0)	201.3	(342.7)
Per share (1)	0.08	0.47	(0.16)	0.57	(1.01)
Funds from operations (2)	153.0	188.5	200.7	633.3	773.4
Per share (1)	0.44	0.53	0.58	1.80	2.27
Dividends	52.9	52.9	103.8	228.2	410.5
Per share (1)	0.15	0.15	0.30	0.65	1.20
Capital expenditures, before land and net property acquisitions (dispositions)	122.5	159.2	149.5	453.4	541.6
Total capital expenditures, including land and net property acquisitions (dispositions)	153.8	(525.6)	112.2	(76.4)	473.9
Net debt outstanding (3)	1,009.4	356.5	985.1	356.5	985.1
Shares outstanding, weighted average diluted	352.3	353.5	345.6	351.3	340.5
Shares outstanding, end of period	352.2	353.3	347.1	353.3	347.1
OPERATING
Production
Crude oil (bbl/d)	29,642	29,885	33,899	31,510	32,762
Condensate (bbl/d)	3,562	3,767	3,631	3,626	3,430
Natural gas (MMcf/d)	466.7	478.4	469.1	475.6	444.9
NGLs (bbl/d)	4,221	4,220	3,523	4,274	3,819
Total (boe/d) (4)	115,205	117,611	119,243	118,671	114,167
Average realized prices, prior to hedging
Crude oil ($/bbl)	52.43	59.20	49.24	50.34	53.53
Condensate ($/bbl)	50.81	58.97	49.80	50.98	53.84
Natural gas ($/Mcf)	2.35	3.10	2.59	2.23	2.88
NGLs ($/bbl)	12.67	20.77	10.73	13.85	10.70
Oil equivalent ($/boe) (4)	25.03	30.29	26.01	24.35	28.57
Operating netback ($/boe) (4)(5)
Commodity and other sales	25.05	30.67	26.06	24.49	28.65
Royalties	(2.16)	(2.47)	(2.03)	(2.05)	(2.48)
Transportation expenses	(2.08)	(2.32)	(2.19)	(2.20)	(2.33)
Operating expenses	(7.37)	(6.77)	(6.21)	(6.65)	(7.15)
Netback before hedging	13.44	19.11	15.63	13.59	16.69
Realized hedging gain	4.67	3.08	4.73	4.98	4.46
Netback after hedging	18.11	22.19	20.36	18.57	21.15
TRADING STATISTICS (6)
High price	24.08	24.94	22.49	24.94	25.87
Low price	20.87	21.55	15.39	14.43	15.39
Close price	23.73	23.11	16.70	23.11	16.70
Average daily volume (thousands)	1,288	1,493	2,224	1,760	1,832
(1)	Per share amounts (with the exception of dividends) are based on diluted weighted average common shares.
(2)	Refer to the "Capital Management" note in ARC's financial statements and to the sections entitled, "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(3)	Refer to the "Capital Management" note in ARC's financial statements and to the section entitled, "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(4)	ARC has adopted the standard 6 Mcf : 1 barrel when converting natural gas to boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5)	Operating netback does not have a standardized meaning under IFRS. See "Non-GAAP Measures" contained within ARC's MD&A.
(6)	Trading prices are stated in Canadian dollars and are based on intra-day trading.

"As we enter into our third decade as a value-creating organization, ARC has transformed its asset base and is delivering industry-leading capital efficiencies," said Myron Stadnyk, President and CEO. "Our cost structure and operating and capital efficiencies are excellent, annual average production for 2016 met guidance despite an active divestiture program, and we ended the year with considerably lower debt levels following the sale of our Saskatchewan assets. Our portfolio rationalization efforts have strategically positioned our asset base for the long term. Our strong balance sheet provides greater funding certainty, allowing us to increase our capital investment over the next three years in new, large-scale projects at Dawson and Parkland/Tower and newly-sanctioned Sunrise Phase II, all of which have long-term marketing contracts in place. Our 2017 investments will lead to production levels in excess of 130,000 boe per day by year-end 2017 as we continue to build sustainable businesses and create value for our shareholders."

FINANCIAL AND OPERATING HIGHLIGHTS

ARC delivered strong performance in 2016 with record annual production and a continued focus on efficiently developing our high-value Montney assets. Excellent financial and operating results in the fourth quarter included the sale of ARC's Saskatchewan assets that closed on December 8, 2016. This strategic transaction allows ARC to deliver value to our shareholders through the development of our world-class Montney asset base, and provides greater flexibility to transform our business with larger-scale projects. ARC achieved excellent safety performance in the year with no lost-time incidents for employees or contractors, reflecting the deliberate focus on safety pre-planning for operations and an increased presence of ARC staff in the field.

ARC achieved fourth quarter 2016 production of 117,611 boe per day, two per cent higher than the third quarter of 2016, as production came back on-stream following planned maintenance activities that took place in the third quarter. Increased production volumes in the fourth quarter were partially offset by divested production associated with the Saskatchewan assets. Fourth quarter 2016 natural gas production was 478 MMcf per day and crude oil and liquids production was 37,872 barrels per day. Full-year 2016 production of 118,671 boe per day was within 2016 production guidance of 118,000 to 122,000 boe per day, and four per cent higher than ARC's annual 2015 production. Full-year 2016 natural gas production was 476 MMcf per day and crude oil and liquids production was 39,410 barrels per day. Improved commodity prices and higher production improved sales revenue and funds from operations relative to the third quarter of 2016. Funds from operations totaled $188.5 million ($0.53 per share) for the fourth quarter of 2016 and $633.3 million ($1.80 per share) for the full-year 2016.

ARC continues to see the benefits of its natural gas takeaway and diversification strategy. Ensuring ARC holds firm transportation contracts on all natural gas volumes is a critical first step. Once takeaway is secured, selling to downstream markets through physical and financial arrangements reduces risk by increasing exposure to consuming markets. The effectiveness of this strategy is evidenced by minimal pipeline restrictions and strong price realizations experienced by ARC in the period. Additionally, ARC is committing to longer-term marketing contracts to support multi-year business plans. ARC's hedging program continues to provide greater certainty of cash flows and support long-term business plans, with realized gains of $33.3 million in the fourth quarter and realized gains of $216.5 million for the full-year 2016. The fair value of ARC's risk management contracts at December 31, 2016 was a net asset of $153.5 million.

Profitability remains a key measure of performance at ARC as investment decisions are made across the business. Fourth quarter 2016 net income was $167.0 million (net income of $0.47 per share), and includes a gain of $196.0 million on the sale of the Saskatchewan assets. Net income for the year ended December 31, 2016 was $201.3 million (net income of $0.57 per share), compared to a net loss of $342.7 million (net loss of $1.01 per share) for the year ended December 31, 2015.

The fourth quarter was active operationally, with capital investment, before land and net property acquisitions and dispositions, totaling $159.2 million. Full-year 2016 spending of $453.4 million met guidance of $450 million. Capital investment in the fourth quarter was primarily focused on progressing construction of the Dawson Phase III gas processing and liquids-handling facility and on drilling and completions activities throughout the Montney and the Cardium. Fourth quarter operating expenses of $6.77 per boe decreased eight per cent relative to the third quarter, and full-year 2016 operating expenses of $6.65 per boe were four per cent below annual guidance. Since 2009, ARC has reduced per boe operating expenses by 35 per cent, reflecting a continued focus on the optimization of field operations. ARC's general and administrative ("G&A") expenses were $1.40 per boe in the fourth quarter of 2016 and $2.29 per boe for the full-year 2016. G&A expenses increased relative to 2015 primarily due to the increase in ARC's share price and improved total return relative to its peers, increasing share-based compensation expenses, as well as from lower capitalized G&A as a result of a reduced capital program in 2016.

ARC's balance sheet remains strong, allowing us to execute an active capital program and selectively acquire assets, while maintaining prudent debt levels. With the proceeds from the Saskatchewan asset disposition received in the fourth quarter of 2016, ARC closed 2016 with $356.5 million of net debt outstanding, $628.6 million lower than at year-end 2015. At year-end 2016, ARC had additional cash and credit capacity of approximately $1.9 billion, taking into account ARC's working capital surplus. The net debt to funds from operations ratio was 0.6 times and net debt was approximately four per cent of ARC's total capitalization at year-end 2016. ARC expects to eventually return to target debt levels of between one to 1.5 times annualized funds from operations as the proceeds from the disposition are reinvested into capital development in ARC's core areas in the Montney and the Cardium. During the fourth quarter, the maturity date of ARC's credit facility was extended for an additional year to November 6, 2020; the facility remains undrawn.

The dividend remains an important component of how we deliver value to our shareholders. Early in 2016, ARC right-sized the dividend, creating the financial flexibility needed to manage through the commodity cycle low and allow us to strategically divest of non-core assets. Through 2016, ARC divested approximately 8,800 boe per day of non-core production, leaving approximately 6,000 boe per day of production in our non-core portfolio. ARC is in an enviable position with low debt levels, allowing greater certainty around the availability of funding to execute on our long-term business plans. As a result, we believe that issuing equity through our Dividend Reinvestment Plan ("DRIP") and Stock Dividend Program ("SDP") is no longer required to fund future growth. By eliminating these programs, we will be able to maximize shareholder value over the long term without the dilutive impact that the DRIP and SDP had on ARC's per share performance. Elimination of both programs will apply to the April 17, 2017 dividend payment to shareholders of record on March 31, 2017. The ex-dividend date is March 29, 2017. Shareholders that were enrolled in either program will now automatically receive dividend payments in the form of cash.

ARC's 2016 year-end reserves and resources evaluation reaffirmed the significant resource potential of ARC's Montney assets. ARC replaced 260 per cent of produced reserves through development activities in 2016, adding approximately 113.5 MMboe of proved plus probable ("2P") reserves at low finding and development costs of $4.02 per boe for 2P reserves. This is ARC's ninth consecutive year of delivering an average of greater than 200 per cent of produced reserves replacement. ARC's 2P reserves at year-end 2016 were 737 MMboe and proved developed producing reserves were 212 MMboe. An updated Independent Resources Evaluation for ARC's lands in the northeast British Columbia Montney region, including lands at Pouce Coupe in Alberta, saw significant growth in 2016, with shale gas Total Petroleum Initially-in-Place ("TPIIP") of 101.5 Tcf and tight oil TPIIP of 10.5 billion barrels identified across ARC's Montney lands (1). See ARC's February 8, 2017 news release entitled, "ARC Resources Ltd. Replaces 260 Per Cent of Produced Reserves Through Development Activities in 2016" for additional information.

Given ARC's strong financial position and our confidence in initiating multi-year, large-scale development projects, the Board of Directors has approved an increase to ARC's 2017 capital program to $750 million, from the $665 million previously announced. The increased budget will continue to focus on long-term value creation through the development of our Montney assets. The planned budget includes the addition of 29 horizontal wells, focused on rigline optimization and pre-drilling of wells. The majority of these wells will be completed in 2018. ARC plans to drill 134 operated wells in 2017. We will also advance strategic initiatives at Parkland/Tower and Attachie, and will increase our investment in the Lower Montney across our acreage. The 2017 capital program includes strategic infrastructure spending at Parkland/Tower to progress the Phase III gas processing and liquids-handling facility expansion expected to come on-stream in late 2018, and at Sunrise to initiate front-end engineering and design work for our Phase II gas processing facility expansion. Sunrise Phase II is the newest sanctioned project for Montney growth, and is expected to come on-stream mid-year 2019. Anticipating increased rig utilization stemming from the recent ramp-up in industry activity, ARC proactively secured rigs through the year to support our upcoming capital plans. Full-year annual average production is expected to be in the range of 118,000 to 124,000 boe per day. With Dawson Phase III planned to come on-stream in late 2017, ARC anticipates its 2017 exit rate to be in excess of 130,000 boe per day.

The following economic, financial, and operational reviews provide further details to the above highlights. For additional commentary on ARC's fourth quarter and year-end 2016 financial and operating results, 2016 reserves and resources, and our increased 2017 capital budget, please view the following videos: "Myron's Minute", "Q4/YE 2016 Financial Review", and "Q4/YE 2016 Operations Review" available on ARC's website at www.arcresources.com.

(1)	Year-end 2016 results comply with current Canadian Oil and Gas Evaluation Handbook guidelines. Resources Evaluation volumes provided are the "Best Estimate" case. Year-end 2016 TPIIP estimates utilize a one per cent porosity cut-off for shale gas and a one per cent porosity cut-off for tight oil based upon "Best Estimate" case.

ORGANIZATIONAL UPDATE

ARC is pleased to announce the following appointments:

Vice President, Geosciences

Mr. Chris Baldwin has been promoted to the officer position of Vice President, Geosciences, overseeing ARC's geophysical and geological activities. Prior to joining ARC in 2009 as a Senior Geologist, Mr. Baldwin held positions with large and intermediate oil and gas companies. He holds a Bachelor of Science in Geology from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta. ARC congratulates Mr. Baldwin and welcomes him to the executive team.

Vice President, Marketing

Mr. Ryan Berrett has been promoted to the officer position of Vice President, Marketing, overseeing ARC's physical marketing activities. Mr. Berrett began his career at ARC in 2003 and has over 15 years of accounting, finance and marketing experience. He holds a Bachelor of Management degree from the University of Lethbridge and an Executive Master in Business Administration in Global Energy from the University of Calgary. ARC congratulates Mr. Berrett and welcomes him to the executive team.

ECONOMIC ENVIRONMENT

ARC's 2016 financial and operating results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

	Three Months Ended			Twelve Months Ended
Selected Benchmark Prices and Exchange Rates (1)	December 31, 2016	September 30, 2016	% Change	December 31, 2016	December 31, 2015	% Change
WTI crude oil (US$/bbl)	49.29	44.94	10	43.47	48.76	(11)
Mixed sweet crude stream price at Edmonton (Cdn$/bbl)	61.61	54.80	12	53.34	57.20	(7)
NYMEX Henry Hub Last Day Settlement (US$/MMBtu)	2.98	2.81	6	2.46	2.66	(8)
Chicago Citygate Monthly Index (US$/MMBtu)	3.00	2.76	9	2.49	2.85	(13)
AECO 7A Monthly Index Cdn$/Mcf)	2.81	2.20	28	2.09	2.77	(25)
Cdn$/US$ exchange rate	1.33	1.31	2	1.32	1.28	3
(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to the section entitled, "Sales of Crude Oil, Natural Gas, Condensate, NGLs and Other Income" contained within ARC's MD&A. Prices and exchange rates presented above represent averages for the respective periods.

Global crude oil prices strengthened in the fourth quarter of 2016 as OPEC members agreed to a production cut mid-way through the quarter. The WTI benchmark price averaged 10 per cent higher than the third quarter of 2016. Stronger pricing was further supported by non-OPEC countries, including Russia, Kazakhstan and Oman, also agreeing to cut back their production levels. This is expected to help stabilize the global supply/demand imbalance and draw down global inventories. ARC's crude oil price is primarily referenced to the mixed sweet crude stream price at Edmonton, which increased 12 per cent in the fourth quarter of 2016 compared to the third quarter of 2016. The differential between WTI and the mixed sweet crude stream price at Edmonton widened slightly to average a discount of US$3.11 in the fourth quarter of 2016, five per cent more than the third quarter of 2016.

US natural gas prices, referenced by the average NYMEX Henry Hub Last Day Settlement price, increased six per cent relative to the third quarter of 2016. The increase in pricing was largely weather-related, with colder-than-normal winter temperatures experienced in the period. Natural gas prices were further supported by continued LNG exports off of the Gulf of Mexico and strong exports to Mexico. ARC's realized natural gas price is diversified to multiple sales points including AECO and Chicago hubs. The AECO hub price increased 28 per cent in the fourth quarter of 2016 relative to the third quarter of 2016. AECO continues to trade at a significant discount to Henry Hub due to oversupply in the Western Canadian Sedimentary Basin. Despite strong local demand, marginal export pipeline economics are resulting in wide AECO basis differentials.

The Canadian dollar remained range-bound relative to the US dollar during the fourth quarter of 2016, averaging Cdn$/US$1.33 (US$/Cdn$0.75). The mild weakening in the Canadian dollar relative to the US dollar in the fourth quarter of 2016 compared to the third quarter of 2016 was affected by an increase in US interest rates during the period.

FINANCIAL REVIEW

Net Income (Loss)

ARC recorded net income of $167.0 million (net income of $0.47 per share) in the fourth quarter of 2016 compared to net income of $28.3 million (net income of $0.08 per share) in the third quarter of 2016. During the fourth quarter of 2016, ARC disposed of certain non-core assets in its portfolio, including ARC's entire interest in its Saskatchewan assets. These transactions gave rise to the reversal of previously-recorded impairment charges totaling $63.1 million, as well as the recognition of a gain on disposal of petroleum and natural gas properties of $196.0 million. Additionally, increased operating netbacks of $64.2 million relating primarily to improved commodity prices in the fourth quarter of 2016 compared to the third quarter of 2016, and lower G&A expenses of $9.2 million, served to increase net income. Partially offsetting these increases were higher losses recognized on risk management contracts of $119.3 million, increased income taxes of $59.1 million resulting primarily from the reduction of tax pools associated with property dispositions, and an increase in foreign exchange losses of $14.6 million.

ARC recorded net income of $201.3 million (net income of $0.57 per share) for the year ended December 31, 2016 compared to a net loss of $342.7 million (net loss of $1.01 per share) for the year ended December 31, 2015. In 2015, ARC recognized impairment charges on its property, plant and equipment of $469.6 million and in 2016, ARC recognized a reversal of impairment charges of $68.3 million resulting from certain non-core asset dispositions. Additionally, in 2016, ARC recognized a gain on business combinations of $53.9 million and a gain of $196.0 million on the disposal of petroleum and natural gas properties. A decrease in foreign exchange losses of $211.1 million and lower exploration and evaluation expenses also contributed to the year-over-year increase in net income. These increases to net income were partially offset by increased losses recognized on risk management contracts of $374.7 million, higher income taxes, and lower operating netbacks driven primarily by lower average commodity prices in 2016 relative to 2015.

Funds from Operations

ARC's fourth quarter 2016 funds from operations of $188.5 million ($0.53 per share) increased 23 per cent from third quarter 2016 funds from operations of $153.0 million ($0.44 per share). Higher natural gas and crude oil prices, lower G&A expenses relating primarily to ARC's share-based compensation plans, lower operating expenses and higher production were the most significant drivers in the quarter-over-quarter increase in funds from operations. These factors were partially offset by an increase of $22.4 million ($0.06 per share) in current taxes resulting from reduced tax pools associated with property dispositions, reduced realized gains on hedging contracts, and higher royalty and transportation expenses in the period.

Full-year 2016 funds from operations of $633.3 million ($1.80 per share) decreased 18 per cent as compared to funds from operations of $773.4 million ($2.27 per share) for the full-year 2015. While natural gas production increased year-over-year, lower crude oil and natural gas prices more than offset the gains realized from higher production. Increased G&A expenses also reduced funds from operations, primarily as a result of higher costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total return relative to its peers during the period, as well as lower capitalized G&A and overhead recoveries due to lower capital spending. Increased current income taxes and lower crude oil production also served to decrease ARC's funds from operations. The impact of lower commodity prices on revenue was partially offset by higher realized gains on ARC's risk management program, lower royalties, and lower operating and transportation expenses in the period.

The following table details the change in funds from operations for the fourth quarter of 2016 relative to the third quarter of 2016, and for the full-year 2016 relative to the full-year 2015.

	Three Months		Twelve Months
	$ millions	$/Share (2)	$ millions	$/Share (2)
Funds from operations for the three months ended September 30, 2016 (1)	153.0	0.44
Funds from operations for the year ended December 31, 2015 (1)			773.4	2.27
Volume variance
Crude oil and liquids	2.2	—	(16.6)	(0.05)
Natural gas	2.5	0.01	33.7	0.11
Price variance
Crude oil and liquids	24.6	0.07	(35.9)	(0.11)
Natural gas	33.1	0.09	(113.8)	(0.33)
Other revenue	3.8	0.01	2.4	0.01
Realized gain on risk management contracts	(16.2)	(0.05)	30.5	0.09
Royalties	(3.8)	(0.01)	14.3	0.04
Expenses
Transportation	(3.0)	(0.01)	1.6	—
Operating	4.8	0.01	9.0	0.03
G&A	9.2	0.03	(29.5)	(0.09)
Interest	(0.1)	—	0.5	—
Current tax	(22.4)	(0.06)	(34.4)	(0.10)
Realized loss on foreign exchange	0.8	—	(1.9)	(0.01)
Weighted average shares, diluted	—	—	—	(0.06)
Funds from operations for the three months ended December 31, 2016 (1)	188.5	0.53
Funds from operations for the year ended December 31, 2016 (1)			633.3	1.80
(1)	Refer to the "Capital Management" note in ARC's financial statements and to the sections entitled, "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(2)	Per share amounts are based on diluted weighted average common shares.

Operating Netbacks

ARC's fourth quarter 2016 operating netbacks, before hedging, of $19.11 per boe increased 42 per cent relative to the third quarter of 2016, and fourth quarter 2016 operating netbacks, after hedging, of $22.19 per boe increased 23 per cent relative to the third quarter of 2016. Higher operating netbacks were predominantly due to strengthening commodity prices.

ARC's full-year 2016 operating netbacks, before hedging, of $13.59 per boe decreased 19 per cent from the prior year, and full-year 2016 operating netbacks, after hedging, of $18.57 per boe decreased 12 per cent relative to the full-year 2015. Lower operating netbacks were predominantly due to lower crude oil and natural gas prices.

ARC's fourth quarter 2016 total corporate royalty rate of 8.0 per cent ($2.47 per boe) decreased modestly from 8.6 per cent ($2.16 per boe) in the third quarter of 2016, while ARC's full-year 2016 total corporate royalty rate of 8.4 per cent ($2.05 per boe) was down from a rate of 8.7 per cent ($2.48 per boe) in the prior year. The decrease reflects the sliding scale effect of decreased commodity prices on royalty rates, as well as the increase in ARC's natural gas production volume levels, which have lower royalty rates as compared to the rates applied to crude oil and liquids production volumes. Fourth quarter and full-year 2016 royalty expenses on an absolute basis were $26.7 million and $89.0 million, respectively.

Fourth quarter 2016 transportation expenses of $2.32 per boe increased 12 per cent from the third quarter of 2016 as a result of increased tariff and trucking activities associated with third-party pipeline maintenance activities. ARC's full-year 2016 transportation expenses of $2.20 per boe decreased six per cent relative to transportation expenses for the full-year 2015, and were the result of reduced trucking costs at the Parkland/Tower area, which became pipeline-connected for crude oil volumes in the second quarter of 2015 and pipeline-connected for NGLs volumes mid-way through the first quarter of 2016. Fourth quarter and full-year 2016 transportation expenses on an absolute basis were $25.1 million and $95.4 million, respectively.

Fourth quarter 2016 operating expenses of $6.77 per boe were eight per cent lower than the third quarter of 2016 as a result of lower maintenance costs incurred compared to the prior quarter. ARC's full-year 2016 operating expenses of $6.65 per boe decreased seven per cent relative to the full-year 2015 as a result of diligent cost control efforts across ARC's field operations and the disposition of properties with higher relative costs to operate. Fourth quarter and full-year 2016 operating expenses on an absolute basis were $73.3 million and $289.0 million, respectively.

Risk Management

ARC realized cash gains on crude oil hedging contracts of $6.5 million and $60.2 million during the fourth quarter and full-year 2016, respectively. ARC currently has 14,000 barrels per day of crude oil production hedged with collars and swaps for 2017 and has additional crude oil production hedged for 2018. ARC's crude oil hedging portfolio also includes MSW basis swap contracts for 2017, fixing the discount between WTI and the mixed sweet crude stream price at Edmonton. Details relating to ARC's crude oil hedged volumes and prices for the period 2017 through 2018 are outlined in the table that follows.

ARC realized cash gains on natural gas hedging contracts of $28.0 million and $159.5 million during the fourth quarter and full-year 2016, respectively. Approximately 30 per cent of natural gas production was hedged at NYMEX Henry Hub with an average floor price of US$4.00 per MMBtu during 2016, while market prices averaged US$2.46 per MMBtu. Approximately seven per cent of natural gas production was hedged at AECO with an average swap price of Cdn$2.99 per GJ during 2016, while market prices averaged Cdn$1.98 per GJ. ARC has hedged approximately 234,600 MMBtu per day of natural gas production for 2017 and a portion of natural gas production is hedged for the period 2018 through 2020. ARC's natural gas hedging portfolio also includes AECO basis swap contracts which fix the AECO price received relative to the NYMEX Henry Hub price on a portion of its natural gas volumes for 2017 through 2020. ARC's natural gas hedges support long-term development economics for ARC's significant natural gas resource base. Details relating to ARC's natural gas hedged volumes and prices for the period 2017 through 2020 are outlined in the table that follows.

ARC has hedge contracts in place, at levels that support ARC's business plan, to protect prices on a portion of crude oil volumes for 2017 through 2018 and natural gas volumes for 2017 through 2020. ARC will continue to take positions in natural gas, crude oil, foreign exchange rates, power and interest rates, as appropriate, to provide greater certainty over future cash flows. For a complete listing and terms of ARC's hedging contracts as at December 31, 2016, see the "Financial Instruments and Market Risk Management" note in ARC's financial statements for the three and twelve months ended December 31, 2016.

Hedge Positions Summary (1)
As at February 8, 2017	H1 2017		H2 2017		2018		2019		2020
Crude Oil – WTI (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	55.54	11,000	56.22	14,000	65.39	4,000	—	—	—	—
Floor	44.55	11,000	45.71	14,000	50.00	4,000	—	—	—	—
Sold Floor	34.38	8,000	35.23	11,000	40.00	4,000	—	—	—	—
Crude Oil – Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	83.38	3,000	—	—	76.25	2,000	—	—	—	—
Floor	70.00	3,000	—	—	65.00	2,000	—	—	—	—
Swap	—	—	—	—	75.00	1,500	—	—	—	—
Total Crude Oil Volumes Hedged (bbl/day)		14,000		14,000		7,500		—		—

Crude Oil – MSW (Differential to WTI) (4)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Swap	(3.22)	10,000	(3.22)	10,000	—	—	—	—	—	—

Natural Gas – NYMEX Henry Hub (5)	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day
Ceiling	3.37	20,000	3.37	20,000	4.47	140,000	5.00	40,000	—	—
Floor	3.00	20,000	3.00	20,000	3.64	140,000	4.00	40,000	—	—
Sold Floor	—	—	—	—	2.50	50,000	—	—	—	—
Swap	4.00	145,000	4.00	145,000	—	—	—	—	—	—
Natural Gas – AECO (6)	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Ceiling	—	—	—	—	—	—	3.30	10,000	3.60	30,000
Floor	—	—	—	—	—	—	3.00	10,000	3.08	30,000
Swap	2.64	60,000	2.78	86,630	2.99	44,932	3.16	20,000	3.35	30,000
Total Natural Gas Volumes Hedged (MMBtu/day)		221,869		247,110		182,587		68,435		56,869

Natural Gas – AECO Basis (Percentage of NYMEX)	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day
Sold Swap	89.7	145,000	89.7	145,000	84.9	90,000	83.7	40,000	—	—
Natural Gas – AECO Basis (Differential to NYMEX)	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/ day
Sold Swap	(0.81)	70,000	(0.81)	70,000	(0.74)	65,000	(0.71)	70,000	(0.67)	60,000
Bought Swap	(1.07)	(16,298)	—	—	—	—	—	—	—	—
Total AECO Basis Volumes (Differential to NYMEX) (MMBtu/day)		53,702		70,000		65,000		70,000		60,000
Total AECO Basis Volumes Hedged (MMBtu/day)		198,702		215,000		155,000		110,000		60,000
(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in the "Financial Instruments and Market Risk Management" note in ARC's financial statements for the three and twelve months ended December 31, 2016.
(2)	Crude oil prices referenced to WTI.
(3)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate.
(4)	MSW differential refers to the discount between WTI and the mixed sweet crude stream price at Edmonton, calculated on a monthly weighted average basis in US$.
(5)	Natural gas prices referenced to NYMEX Henry Hub Last Day Settlement.
(6)	Natural gas prices referenced to AECO 7A Monthly Index.

OPERATIONAL REVIEW

The fourth quarter of 2016 was active operationally, with ARC investing $159.2 million of capital, before land and net property acquisitions and dispositions, including drilling 30 operated wells (16 liquids-rich wells and 14 crude oil wells). Capital investment in the period included strategic infrastructure spending at the Dawson Phase III gas processing and liquids-handling facility, completions activities throughout the Montney and the Cardium, and initiation of ARC's Lower Montney pilot program at Pouce Coupe. Approximately 80 per cent of capital investment in the fourth quarter was directed towards ARC's low-cost, high-value Montney assets. Full-year 2016 capital expenditures, before land and net property acquisitions and dispositions, totaled $453.4 million and included 64 operated wells drilled (34 crude oil wells, 20 liquids-rich wells, nine natural gas wells, and one service well).

ARC achieved fourth quarter 2016 production of 117,611 boe per day, with natural gas production of 478 MMcf per day (68 per cent of total production) and crude oil and liquids production of 37,872 barrels per day (32 per cent of total production). Fourth quarter 2016 average daily production was two per cent higher relative to the third quarter of 2016, as production came back on-stream following planned third quarter maintenance activities at Parkland/Tower and third-party maintenance at Sunrise. These increases were partially offset by the disposition of ARC's Saskatchewan assets on December 8, 2016, which had an impact of approximately 2,000 boe per day, and restrictions at Dawson due to third-party pipeline pressure issues for an impact of approximately 1,100 boe per day.

Full-year 2016 production was 118,671 boe per day, within the guidance range of 118,000 to 122,000 boe per day and four per cent higher relative to full-year 2015 production. Notably, the modest growth in annual average production was achieved despite a significantly reduced capital program and the divestment of approximately 8,800 boe per day of non-core production volumes throughout the year. The year-over-year increase in production was the result of multiple strategic activities including, the commissioning of the expanded oil battery in Parkland/Tower in late 2015, the commissioning of the Sunrise gas processing facility in mid-2015, and the acquisition of assets at Pembina in 2016. Full-year 2016 natural gas production was 476 MMcf per day and crude oil and liquids production was 39,410 barrels per day.

ARC currently has a land position of approximately 1,200 net Montney sections. ARC's continued transition towards the Montney is resulting in improved operating and capital efficiencies, as we increase our low-cost Montney production base, which today, makes up nearly 80 per cent of total corporate production. Excellent operating and capital efficiencies are further supported by operating our own facilities in the area, allowing ARC greater control over costs and pace of development. The success of ARC's ongoing transition is demonstrated by the strong performance of our Montney wells as we continue to optimize well designs and maximize well value, pursue new technologies, and partner with service providers to preserve our low cost structure. ARC actively monitors market conditions and maintains a diversified marketing strategy to ensure production gets to market at optimal pricing.

Dawson

The Dawson Montney play is the foundation of ARC's low-cost natural gas business. ARC has a land position of 136 net Montney sections at Dawson. Dawson production averaged 164 MMcf per day of natural gas and 1,300 barrels per day of condensate and liquids during the fourth quarter of 2016, down three per cent from the third quarter of 2016. The slight decrease in production was the result of high line pressures experienced on third-party pipelines resulting in the shut-in of approximately 1,100 boe per day, unplanned maintenance activities, and from the safe shut-in of offset pads due to nearby completion activities. The Dawson play delivers strong economics and significant cash flow at currently low natural gas prices, due to excellent capital efficiencies, exceptional well results, and low operating expenses.

ARC invested $171 million at Dawson in 2016. Capital was directed at the construction of strategic infrastructure, drilling 10 liquids-rich wells and six natural gas wells, and completion of seven wells. ARC also drilled and completed one water disposal well that will be utilized when the Dawson Phase III gas processing and liquids-handling facility comes on-stream. During the fourth quarter, a liquids-rich well targeting the Lower Montney was brought on-stream with strong early production results. The average over the first three months of production for the well is 3.5 MMcf per day of natural gas with over 200 barrels per day of free condensate. The well appears to be stabilizing at 40 barrels per MMcf, similar to other nearby Lower Montney producers. Having identified increased pay thickness in the Upper Montney layer at Dawson, four natural gas wells were brought on-stream from ARC's first dual-layer development test in the Upper Montney during the fourth quarter. The four wells have had encouraging initial results and signal further development potential in the area.

Physical construction of the Dawson Phase III gas processing and liquids-handling facility is progressing with electrical and mechanical work now underway. The first stage of Dawson Phase III is designed to process 90 MMcf per day and handle 7,500 barrels per day of liquids (approximately 50 per cent condensate-handling), and is expected to be on-stream in late 2017. Dawson gas and liquids production is expected to ramp up in the fourth quarter of 2017 in conjunction with the start-up of the plant. Liquids production will initially be below design capacity of the facility as ARC continues to delineate the Lower Montney and gradually brings on higher liquids-content wells.

ARC plans to invest approximately $185 million at Dawson in 2017 to complete construction of the Dawson Phase III gas processing and liquids-handling facility and to drill 25 liquids-rich wells and 13 natural gas wells. The wells drilled in 2017 will be used to keep existing facilities at capacity and to fill the new facility. With commissioning of the facility planned for late 2017, ARC expects 2017 annual production at Dawson to average approximately 200 MMcf per day of natural gas and approximately 2,000 barrels per day of condensate and liquids.

Parkland/Tower

ARC's Parkland/Tower property, located in the Montney play in northeast British Columbia, consists of 54 net sections at Tower, which produce predominantly light crude oil and condensate with liquids-rich associated gas; and 37 net sections at Parkland, which produce liquids-rich and dry gas. With contiguous lands, these areas share ARC-operated infrastructure and processing capacity. During the fourth quarter of 2016, ARC added 11 net sections to its Tower landholdings through a tuck-in acquisition.

Parkland/Tower fourth quarter 2016 production averaged 25,400 boe per day (38 per cent crude oil and liquids and 62 per cent natural gas), a six per cent increase from the third quarter of 2016. The increase was the result of production coming back on-stream from the major planned turnaround that took place in the prior quarter, and was offset partially by the safe shut-in of offset pads due to nearby completion activities.

During 2016, ARC invested approximately $111 million on capital activities at Parkland/Tower to drill 22 crude oil wells and four liquids-rich wells, and completion of 18 wells. A continued focus on execution efficiency and maximizing well production in the Parkland/Tower area has not only allowed ARC to capture cost savings, but to advance learnings in the play. ARC is realizing additional efficiencies in our drilling operations with the average Tower well currently being drilled in under nine days. Learnings from our completions monitoring project conducted in 2016 are being incorporated into our well design and fracture stimulation. Well performance at Tower continues to be exceptional, ranking amongst the top oil wells in western Canada. ARC will continue to optimize well designs in the area to ensure best-in-class capital efficiencies are achieved.

Given the significant drilling results at Parkland/Tower and the proven liquids and natural gas potential in the area, ARC is proceeding with the Phase III expansion of Parkland/Tower gas processing and liquids-handling facility. The facility expansion, which has received regulatory approval, will add natural gas sales of approximately 60 MMcf per day and approximately 7,500 barrels per day of crude oil sales. The expanded Parkland/Tower facility is expected to come on-stream in late 2018. Long-term takeaway capacity for production associated with the facility expansion has been secured.

In 2017, ARC plans to invest approximately $245 million at Parkland/Tower to maintain production at current facility capacity, and to progress strategic infrastructure spending at the Parkland/Tower Phase III gas processing and liquids-handling facility. ARC plans to drill 32 crude oil wells at Tower and 10 liquids-rich wells at Parkland. Annual average 2017 production at Parkland/Tower is expected to be approximately 27,000 boe per day.

Sunrise

ARC has a land position of 32 net Montney sections at Sunrise, a dry natural gas Montney play in northeast British Columbia with multi-layer development. With a significant natural gas resource base, high well deliverability, low capital requirements and low operating expenses, Sunrise continues to create significant value despite relatively low natural gas prices. Fourth quarter 2016 Sunrise production was approximately 134 MMcf per day of natural gas, 14 per cent higher than the third quarter of 2016 due to recoveries from third-party maintenance activities in the prior quarter, as well as excellent well performance and facility run-times. In 2016, ARC invested $24 million on capital activities at Sunrise. Changes in completions design and technology at Sunrise is resulting in strong well performance and longer stabilized production across the area.

Given the favorable economics and high well deliverability in Sunrise, ARC is proceeding with the second stage of the existing Sunrise gas processing facility. The facility expansion will add incremental natural gas sales of approximately 60 MMcf per day in addition to 60 MMcf per day of repatriated production that is currently flowing through a third-party facility. The Sunrise facility expansion of 120 MMcf per day is expected to come on-stream mid-year 2019, at which point ARC's owned and operated total processing and sales capacity in the area will be 180 MMcf per day of natural gas. With increased control of ARC's Sunrise production volumes, operating costs in the area will be significantly reduced. Long-term takeaway capacity for production associated with the facility expansion has been secured.

During 2017, ARC plans to invest approximately $30 million at Sunrise, directed at front-end engineering and design work for Sunrise Phase II and to drill four natural gas wells. Annual average production for 2017 at Sunrise is expected to be approximately 124 MMcf per day for operated properties and approximately five MMcf per day for non-operated properties.

Attachie

ARC's Attachie property is a highly prospective, Montney crude oil and liquids-rich natural gas exploration play located in northeast British Columbia. ARC has a land position in the area of 286 net Montney sections. ARC invested approximately $37 million on pilot activities at Attachie in 2016. This includes spending on infrastructure and the drilling and completions of three liquids-rich wells, building on the success of existing ARC pilots in the area. Two of the wells came on-stream earlier in the year and ARC will continue to optimize and monitor the production results as we advance our piloting in the area and assess long-term infrastructure requirements.

ARC plans to invest approximately $25 million at Attachie in 2017 to drill two liquids-rich wells, a water disposal well, and expand area infrastructure. ARC will continue to apply learnings from other assets in ARC's Montney portfolio to further optimize well designs as we progress our understanding of this highly-prospective asset, and continue our piloting on the west side of Attachie through third-party infrastructure.

Ante Creek

ARC has a land position of 382 net sections at Ante Creek, a Montney crude oil play in northern Alberta with significant future development potential. Fourth quarter 2016 Ante Creek production averaged 16,100 boe per day (approximately 45 per cent crude oil and liquids), an increase of five per cent from the third quarter of 2016 attributed to new wells coming on-stream at the end of the period. ARC invested approximately $33 million in 2016, including drilling and completing four crude oil wells, all of which are showing strong initial production results. Base production in the area continues to perform well, demonstrating the effectiveness of ARC's ongoing optimization activities and the overall strength of the asset base.

In 2017, ARC plans to invest approximately $110 million at Ante Creek to drill 18 crude oil wells and to continue optimization and maintenance activities, while keeping facilities in the area at capacity. One vertical tenure well and one disposal well will also be drilled in 2017. Annual average 2017 production at Ante Creek is expected to be approximately 17,200 boe per day.

Pembina

ARC's Pembina Cardium assets continue to provide high-quality light oil production and generate strong operating netbacks. Pembina production averaged approximately 11,000 boe per day (approximately 80 per cent light oil and liquids) in the fourth quarter of 2016, unchanged from the third quarter of 2016.

Following the Cardium acquisitions in the second and third quarters of 2016, ARC resumed drilling and completions activities in the fourth quarter of 2016. ARC invested $32 million in capital activities in 2016, including drilling eight crude oil wells and completing four crude oil wells. ARC's drilling operations resulted in wells being drilled in eight days or less during the fourth quarter. In addition to improved drilling operations, new completion designs are driving increased profitability in the area. ARC will continue to focus on capital and operating efficiencies now that the acquired assets have been successfully integrated into ARC's infrastructure system and sales program. Optimizing completions, converting horizontal injectors, and waterflood management continue to be a core component of operations in the area.

ARC successfully added to its working interest ownership in the Pembina Cardium area by acquiring 2,200 boe per day late in the second quarter of 2016 and an additional 800 boe per day mid-way through the third quarter of 2016. An additional 100 boe per day was acquired in the fourth quarter of 2016. The combined acquisitions resulted in an annual increased production impact in 2016 of approximately 1,400 boe per day. By increasing ARC's average working interest, and control over the majority of the acquired assets, ARC significantly increased its ability to efficiently develop Pembina's considerable drilling inventory. The drilling inventory at Pembina is attractive at current commodity prices, and with operational synergies and increased control over the assets resulting from the acquisitions, the acquisitions are accretive to ARC's corporate performance.

ARC plans to invest approximately $90 million to drill 24 operated crude oil wells and one water source well in Pembina in 2017. Annual average production is expected to be approximately 11,100 boe per day for operated properties and approximately 800 boe per day for non-operated properties.

Redwater

ARC's Redwater region in Alberta produces high-quality crude oil. Fourth quarter 2016 production averaged approximately 3,000 boe per day of light oil, an increase of 24 per cent relative to the third quarter of 2016. The increase in production was the result of production coming back on-stream following the commissioning of the new gas plant in the area in the prior quarter. ARC invested approximately $14 million on the facility upgrade in 2016, which is expected to reduce greenhouse gas emissions by 20 per cent from the original facility's emissions levels and is expected to reduce operating expenses for the area by 25 per cent.

ARC plans to invest approximately $5 million at Redwater in 2017, delivering annual average production of approximately 3,000 boe per day.

DIVIDENDS

As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with ARC's long-term strategy and objectives.

ARC declared dividends totaling $0.15 per share for the fourth quarter of 2016 and $0.65 per share for the full-year 2016. The Board of Directors previously confirmed a dividend of $0.05 per share for January 2017, payable on February 15, 2017, and has conditionally declared a monthly dividend of $0.05 per share for February 2017 through April 2017, payable as follows:

Record Date	Ex-dividend Date	Payment Date	Per Share Amount
January 31, 2017	January 27, 2017	February 15, 2017	$0.05 (1)
February 28, 2017	February 24, 2017	March 15, 2017	$0.05 (2)
March 31, 2017	March 29, 2017	April 17, 2017	$0.05 (2)
April 28, 2017	April 26, 2017	May 15, 2017	$0.05 (2)
(1)	Confirmed on January 16, 2017.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's low debt levels allow for greater certainty around the availability of the funding necessary to execute on its long-term business plans. As a result, ARC believes that issuing equity through the DRIP and SDP is no longer required to fund future growth initiatives identified in its long-term strategy. On February 8, 2017, ARC's Board of Directors approved the elimination of the DRIP and SDP. Elimination of the DRIP and SDP will be effective for the March 2017 dividend, payable on April 17, 2017 to shareholders of record on March 31, 2017. The ex-dividend date is March 29, 2017. Shareholders that were enrolled in either program will automatically receive dividend payments in the form of cash. ARC believes that by eliminating the programs, we will be maximizing value for our shareholders over the long term without the dilutive impact that the DRIP and SDP had on ARC's per share performance.

During the fourth quarter of 2016, ARC declared dividends of $52.9 million, of which $4.3 million was issued in the form of common shares under the SDP and $18.7 million was reinvested into ARC shares through the DRIP. For the full-year 2016, ARC declared dividends of $228.2 million, of which $26.1 million was issued through the SDP and $91.0 million was issued through the DRIP. The DRIP and SDP have been a source of funding for ARC's capital programs.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada). The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors. Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends. Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash dividends.

OUTLOOK

The foundation of ARC's business strategy is risk-managed value creation. High-quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy. ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to profitable future growth.

ARC's Board of Directors has approved an increase to ARC's 2017 capital program to $750 million, from the $665 million previously announced. The increased budget will continue to focus on long-term value creation through the development of ARC's crude oil, liquids-rich gas and natural gas Montney assets. The planned budget includes the addition of 29 horizontal wells, focused on rigline optimization and pre-drilling of wells. The majority of these wells will be completed in 2018. ARC plans to drill 134 operated wells in 2017. The 2017 capital program will also advance strategic initiatives at Parkland/Tower and Attachie, and includes increased investment in the Lower Montney. ARC's 2017 capital program includes infrastructure spending for the Parkland/Tower gas processing and liquids-handling facility expansion expected to come on-stream in late 2018. Front-end engineering and design work will also be initiated for the Sunrise Phase II gas processing facility expansion, the newest sanctioned project for Montney growth, expected to come on-stream mid-year 2019. Full-year 2017 annual average production is expected to be in the range of 118,000 to 124,000 boe per day. With Dawson Phase III planned to come on-stream in late 2017, ARC anticipates its 2017 exit rate to be in excess of 130,000 boe per day.

Ongoing commodity price volatility may affect ARC's funds from operations and over the long term, profitability of capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks, including managing an active hedging program, focusing on capital and operating efficiencies, and protecting its strong financial position, with a net debt to funds from operations ratio of 0.6 times at year-end 2016. ARC will continue to screen projects for profitability in a disciplined manner and will adjust spending and the pace of development, if required, to ensure balance sheet strength is protected. The 2017 capital budget excludes land purchases and property acquisitions or dispositions. ARC will continue to consolidate its land position and grow its presence in key areas through land purchases and property acquisitions. ARC evaluates its asset portfolio on a continuous basis with a view to sell assets that do not meet ARC's investment guidelines. Through the normal course of business, acquisitions and dispositions may occur that would impact the expected production for the year.

ARC's 2017 full-year guidance has been revised to incorporate increased 2017 capital spending of approximately $750 million. Full-year average production guidance has been revised downward to a range of 118,000 to 124,000 boe per day from the previously guided range of 128,000 to 133,000 boe per day, reflecting the impact of approximately 7,500 boe per day of crude oil and liquids production divested in the fourth quarter of 2016, as well as the 13 per cent increase in capital spending. Full-year guidance for operating expenses was lowered to a range of $6.30 to $6.70 per boe to reflect the revised production guidance and the continued focus on ARC's northeast British Columbia Montney assets, which have lower relative costs to operate. Full-year guidance for current income tax was increased to a range of five to 10 per cent of funds from operations, and relates primarily to increased commodity prices and reduced tax pools associated with property dispositions. Full-year guidance for weighted average shares outstanding has been revised to reflect the elimination of ARC's DRIP and SDP. All other 2017 per boe guidance estimates that have changed from the original guidance announced on November 10, 2016 reflect revised production guidance for 2017.

ARC's full-year 2016 guidance estimates and a review of 2016 actual results, as well as ARC's full-year 2017 guidance estimates, are outlined in the following table.

	2017 Original Guidance	2017 Guidance	2016 Guidance (1)	2016 Actuals	% Variance from Guidance
Production
Crude oil (bbl/d)	33,000 - 36,000	25,000 - 28,000	32,000 - 34,000	31,510	(2)
Condensate (bbl/d)	4,900 - 5,300	5,000 - 5,500	3,400 - 3,800	3,626	—
Natural gas (MMcf/d)	510 - 520	505 - 515	470 - 480	475.6	—
NGLs (bbl/d)	4,500 - 4,900	4,000 - 4,500	4,100 - 4,500	4,274	—
Total (boe/d)	128,000 - 133,000	118,000 - 124,000	118,000 - 122,000	118,671	—
Expenses ($/boe)
Operating	6.80 - 7.20	6.30 - 6.70	6.90 - 7.20	6.65	(4)
Transportation	2.20 - 2.40	2.25 - 2.45	2.40 - 2.70	2.20	(8)
G&A expenses before share-based compensation plans	1.10 - 1.30	1.15 - 1.35	1.55 - 1.65	1.60	—
G&A - share-based compensation plans (2)	0.60 - 0.70	0.65 - 0.75	0.45 - 0.65	0.69	6
Interest	0.90 - 1.10	1.00 - 1.20	1.10 - 1.30	1.16	—
Current income tax (per cent of funds from operations) (3)	0 - 5	5 - 10	0 - 3	4	33
Capital expenditures before land purchases and net property acquisitions (dispositions) ($ millions)	665	750	450	453.4	1
Land purchases and net property acquisitions (dispositions) ($ millions)	N/A	N/A	N/A	(529.8)	N/A
Weighted average shares, diluted (millions)	355	353	351	351	—
(1)	Incorporates the impact of approximately 3,100 boe per day of light, high-netback crude oil production in Pembina acquired in the second, third, and fourth quarters of 2016 which resulted in an annual volume increase of approximately 1,400 boe per day of production.
(2)	Comprises expenses recognized under the Restricted Share Unit and Performance Share Unit Plan, Share Option Plan and Long-term Restricted Share Award Plan. In periods where substantial share price fluctuation occurs, ARC's G&A expenses are subject to greater volatility.
(3)	The current income tax estimates vary depending on the level of commodity prices.

ARC's 2016 financial and operating results were largely in line with guidance. Production for the year ended December 31, 2016 fell within the guidance range; crude oil production was two per cent below the guidance range, while condensate, natural gas and NGLs production were within their respective guidance ranges. On a per boe basis, ARC's 2016 operating expenses were below the 2016 guidance range due to diligent cost control efforts undertaken by ARC's field operations teams and the disposition of properties with higher relative costs to operate. On a per boe basis, ARC's 2016 transportation expenses were below the 2016 guidance range due to increased pipeline connectivity and reduced trucking activity in the year. ARC's 2016 G&A expenses relating to share-based compensation plans were six per cent above the 2016 guidance range due primarily to the increase in ARC's share price and improved total return relative to its peers. ARC's 2016 current income taxes as a percentage of funds from operations were above the 2016 guidance range as a result of reduced tax pools associated with property dispositions.

ARC RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
As at
(Cdn$ millions)	December 31, 2016	December 31, 2015

ASSETS
Current assets
Cash and cash equivalents	222.2	167.3
Short-term investments	450.0	3.2
Accounts receivable	164.7	116.6
Prepaid expenses	12.1	14.3
Risk management contracts	59.0	207.5
Assets held for sale	242.3	—
	1,150.3	508.9
Reclamation fund	36.5	34.3
Risk management contracts	123.4	204.7
Exploration and evaluation assets	313.2	276.4
Property, plant and equipment	4,118.9	4,659.7
Goodwill	248.2	248.2
Total assets	5,990.5	5,932.2

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	161.8	137.5
Current portion of long-term debt	51.5	57.9
Current portion of asset retirement obligations	15.5	18.0
Dividends payable	17.7	34.7
Risk management contracts	28.9	1.6
Liabilities associated with assets held for sale	171.1	—
	446.5	249.7
Risk management contracts	—	0.7
Long-term debt	974.5	1,056.4
Long-term incentive compensation liability	24.6	19.5
Other deferred liabilities	12.4	14.1
Asset retirement obligations	363.4	555.2
Deferred taxes	684.3	648.1
Total liabilities	2,505.7	2,543.7
Commitments and contingencies

SHAREHOLDERS' EQUITY
Shareholders' capital	4,654.9	4,536.9
Contributed surplus	17.6	12.6
Deficit	(1,188.0)	(1,161.1)
Accumulated other comprehensive income	0.3	0.1
Total shareholders' equity	3,484.8	3,388.5
Total liabilities and shareholders' equity	5,990.5	5,932.2

See accompanying notes to ARC's consolidated financial statements.

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and twelve months ended December 31

		Three Months Ended		Year Ended
		December 31		December 31
(Cdn$ millions, except per share amounts)		2016	2015	2016	2015

Sales of crude oil, natural gas, condensate, natural gas liquids and other income		331.8	285.9	1,063.5	1,193.7
Royalties		(26.7)	(22.3)	(89.0)	(103.3)
Revenue		305.1	263.6	974.5	1,090.4

Gain (loss) on risk management contracts		(66.5)	93.5	(36.7)	338.0
Revenue and risk management contracts		238.6	357.1	937.8	1,428.4

Transportation		25.1	24.0	95.4	97.0
Operating		73.3	68.2	289.0	298.0
Exploration and evaluation expenses		—	—	1.7	46.9
General and administrative		15.2	14.0	99.3	68.6
Interest and financing charges		12.6	13.3	50.5	51.0
Accretion of asset retirement obligations		3.0	3.3	12.1	13.4
Depletion, depreciation, amortization and impairment		47.3	263.0	431.5	1,065.4
Loss (gain) on foreign exchange		23.3	33.9	(33.3)	177.8
Loss (gain) on short-term investments		(0.1)	0.5	(1.2)	0.4
Gain on business combinations		—	—	(53.9)	—
Gain on disposal of petroleum and natural gas properties		(196.0)	(8.3)	(196.0)	(31.6)
Total expenses		3.7	411.9	695.1	1,786.9

Net income (loss) before income taxes		234.9	(54.8)	(242.7)	358.5

Provision for (recovery of) income taxes
	Current	24.4	(3.0)	25.4	(9.0)
	Deferred	43.5	3.2	16.0	(6.8)
Total income taxes (recoveries)		67.9	0.2	41.4	(15.8)

Net income (loss)		167.0	(55.0)	201.3	(342.7)

Net income (loss) per share
	Basic	0.47	(0.16)	0.57	(1.01)
	Diluted	0.47	(0.16)	0.57	(1.01)

See accompanying notes to ARC's consolidated financial statements.

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the three and twelve months ended December 31

Three Months Ended	Year Ended
December 31	December 31
(Cdn$ millions)	2016	2015	2016	2015

Net income (loss)	167.0	(55.0)	201.3	(342.7)
Other comprehensive income
Items that may be reclassified into earnings, net of tax:
Net unrealized gain (loss) on reclamation fund investments	(0.1)	—	0.2	0.1
Other comprehensive income (loss)	(0.1)	—	0.2	0.1
Comprehensive income (loss)	166.9	(55.0)	201.5	(342.6)

See accompanying notes to ARC's consolidated financial statements.

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31

(Cdn$ millions)	Shareholders' Capital	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
December 31, 2014	3,951.1	8.6	(407.9)	—	3,551.8
Net loss	—	—	(342.7)	—	(342.7)
Other comprehensive income	—	—	—	0.1	0.1
Total comprehensive income (loss)	—	—	(342.7)	0.1	(342.6)
Shares issued for cash	402.7	—	—	—	402.7
Shares issued pursuant to the Dividend Reinvestment Plan	151.0	—	—	—	151.0
Shares issued pursuant to the Stock Dividend Program	44.5	—	—	—	44.5
Share issuance costs (1)	(12.4)	—	—	—	(12.4)
Recognized under share-based compensation plans	—	4.0	—	—	4.0
Dividends declared	—	—	(410.5)	—	(410.5)
December 31, 2015	4,536.9	12.6	(1,161.1)	0.1	3,388.5
Net income	—	—	201.3	—	201.3
Other comprehensive income	—	—	—	0.2	0.2
Total comprehensive income	—	—	201.3	0.2	201.5
Shares issued for cash on exercise of stock options	0.8	—	—	—	0.8
Shares issued pursuant to the Dividend Reinvestment Plan	91.0	—	—	—	91.0
Shares issued pursuant to the Stock Dividend Program	26.1	—	—	—	26.1
Share issuance costs	(0.2)	—	—	—	(0.2)
Recognized under share-based compensation plans	—	5.3	—	—	5.3
Contributed surplus transferred on exercise of share options	0.3	(0.3)	—	—	—
Dividends declared	—	—	(228.2)	—	(228.2)
December 31, 2016	4,654.9	17.6	(1,188.0)	0.3	3,484.8

(1) Amount is net of deferred tax of $4.4 million.

See accompanying notes to ARC's consolidated financial statements.

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and twelve months ended December 31

	Three Months Ended		Year Ended
	December 31		December 31
(Cdn$ millions)	2016	2015	2016	2015
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	167.0	(55.0)	201.3	(342.7)
Add items not involving cash:
Unrealized loss (gain) on risk management contracts	99.8	(41.6)	253.2	(152.0)
Accretion of asset retirement obligations	3.0	3.3	12.1	13.4
Depletion, depreciation, amortization and impairment	47.3	263.0	431.5	1,065.4
Exploration and evaluation expenses	—	—	1.7	46.9
Unrealized loss (gain) on foreign exchange	23.1	34.9	(34.5)	178.5
Gain on business combinations	—	—	(53.9)	—
Gain on disposal of petroleum and natural gas properties	(196.0)	(8.3)	(196.0)	(31.6)
Deferred tax expense (recovery)	43.5	3.2	16.0	(6.8)
Other	0.8	1.2	1.9	2.3
Net change in other liabilities	(7.5)	(4.0)	(4.7)	(22.0)
Change in non-cash working capital	(21.7)	(20.9)	2.1	(62.4)
	159.3	175.8	630.7	689.0
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt under revolving credit facilities, net	—	—	—	(83.8)
Repayment of senior notes	(12.6)	(12.9)	(55.1)	(53.8)
Issuance of common shares	0.3	—	0.8	402.7
Share issuance costs	—	(0.1)	(0.2)	(16.8)
Cash dividends paid	(29.8)	(51.7)	(128.0)	(212.3)
	(42.1)	(64.7)	(182.5)	36.0
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(14.6)	(0.3)	(172.9)	(14.4)
Disposal of petroleum and natural gas properties	702.1	42.2	705.4	88.8
Property, plant and equipment development expenditures	(150.3)	(140.3)	(417.6)	(514.0)
Exploration and evaluation asset expenditures	(11.5)	(13.6)	(38.0)	(33.9)
Net reclamation fund withdrawals (contributions)	(1.0)	(1.1)	(2.0)	0.9
Net purchase of short-term investments	(445.6)	—	(445.6)	—
Change in non-cash working capital	(18.3)	(35.7)	(22.6)	(92.2)
	60.8	(148.8)	(393.3)	(564.8)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	178.0	(37.7)	54.9	160.2
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	44.2	205.0	167.3	7.1
CASH AND CASH EQUIVALENTS, END OF PERIOD	222.2	167.3	222.2	167.3
The following are included in cash flow from operating activities:
Income taxes paid in cash	19.4	—	14.7	42.8
Interest paid in cash	24.9	10.1	50.5	52.0

See accompanying notes to ARC's consolidated financial statements.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC in 2017 and its 2017 production, as well as the recognition of significant additional reserves and resources, the volumes and estimated value of ARC's oil and gas reserves and resources, and operating and general and administrative costs under the heading "Financial and Operating Highlights," as to its views on future commodity prices under the heading "Economic Environment," as to its risk management plans for 2017 and beyond under the heading "Risk Management," as to its production, exploration and development plans, and capital expenditures for 2017 and beyond under the heading "Operational Review," as to its plans in relation to future dividend levels under the heading "Dividends," and all matters in respect of 2017 guidance under the heading "Outlook."

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time-to-time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The internal projections, expectations or beliefs are based on the 2017 capital budget which is subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC has adopted the standard 6 Mcf : 1 barrel when converting natural gas to boe. Boe may misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

ARC Resources Ltd. is one of Canada's largest conventional oil and gas companies with an enterprise value (1) of approximately $7.4 billion. ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

(1)	Enterprise value is also referred to as total capitalization. Refer to the "Capital Management" note in ARC's financial statements for the three and twelve months ended December 31, 2016 and to the section entitled "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.

SOURCE ARC Resources Ltd.

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For further information: about ARC Resources Ltd., please visit our website www.arcresources.com; or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600 Fax: (403) 509-6427, Toll Free: 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue SW, Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 17:00e 08-FEB-17